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                                                               Exhibit (a)(5)(i)

[INTERNET CAPITAL GROUP LOGO APPEARS HERE]


FOR IMMEDIATE RELEASE

Media inquires:                          Investor inquiries:
Michelle Strykowski                      Richard White
Internet Capital Group                   Internet Capital Group
415.343.3753                             610.230.4300
mstrykowski@internetcapital.com          ir@internetcapital.com


  INTERNET CAPITAL GROUP ANNOUNCES "MODIFIED DUTCH AUCTION" TENDER OFFER FOR
                       A PORTION OF ITS DEBT SECURITIES

                    -- Tender Offer Applies to a Maximum of
              $200 Million Aggregate Principal Amount Outstanding --
     ________________________________________________________________________

Wayne, Pa - September 28, 2001 - Internet Capital Group, Inc. (Nasdaq: ICGE) today announced that it will commence a "Modified Dutch Auction" tender offer (the "Offer") for a portion of its convertible subordinated debt securities described below.

Internet Capital Group will offer to purchase for cash, at prices determined by a "Modified Dutch Auction" procedure within the purchase price range of $200 to $250 per $1,000 principal amount, Internet Capital Group's 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes") up to a maximum aggregate principal amount of $200 million (the "Offer Amount"), or approximately 35% of the outstanding principal amount of the Notes.

The funds required for Internet Capital Group to consummate the Offer will come from its available cash.

Under the "Modified Dutch Auction" procedure, and subject to the terms and conditions of the Offer, Internet Capital Group will accept tendered Notes in the Offer in the order of the lowest to the highest tender prices specified by tendering holders within the price range, and will select the single lowest price so specified (the "Purchase Price") that will enable Internet Capital Group to purchase the Offer Amount (or, if less than the Offer Amount, all Notes tendered). Internet Capital Group will pay the same Purchase Price for all Notes that are tendered at or below the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms.

The Offer for the Notes is anticipated to expire at 12:00 Midnight, New York City time, on October 29, 2001, unless the Offer is extended. Tendered Notes may be withdrawn at any time prior to the expiration date.

In the event that the amount of Notes tendered on or prior to the expiration date for the Offer at or below the Purchase Price exceeds the Offer Amount then, subject to the terms and conditions of the Offer, Internet Capital Group will accept for payment such Notes that are tendered at or below the Purchase Price on a pro rata basis from among the tendered Notes.
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The terms and conditions of the Offer will be set forth in Internet Capital
Group's Offer to Purchase, which is anticipated to be dated October 1, 2001. Subject to applicable law, Internet Capital Group may, in its sole discretion, waive any condition applicable to the Offer or extend or terminate or otherwise amend the Offer.

The Offer is not conditioned on a minimum principal amount of Notes being tendered. The consummation of the Offer for the Notes is subject to certain conditions, which are described in the Offer to Purchase.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any Notes. The Offer may only be made pursuant to the terms of the Offer to Purchase and the accompanying Letter of Transmittal.

Credit Suisse First Boston Corporation ("CSFB") is acting as dealer manager, D.F. King & Co., Inc. is the information agent, and Chase Manhattan Trust Company, National Association is the depositary in connection with the Offer. Copies of the Offer to Purchase, Letter of Transmittal and related documents may be obtained from the information agent at (800) 290-6433 or (212) 269-5550. Additional information concerning the terms of the Offer, including all questions relating to the mechanics of the Offer, may be obtained by contacting CSFB at (800) 820-1653 (toll free) or (212) 538-8474 (call collect).

In addition, the Company will post on its web site, www.internetcapital.com, answers to certain questions regarding the Offer.

About Internet Capital Group
----------------------------
Internet Capital Group (www.internetcapital.com) is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. It provides operational assistance, capital support, industry expertise, and a strategic network of business relationships intended to maximize the long-term market potential of more than 50 business-to-business e-commerce partner companies. Internet Capital Group is headquartered in Wayne, Pa.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995
----------------------------------------------------------------------------
The statements contained in this press release that are not historical facts are forward-looking statements that involve certain risks and uncertainties including but not limited to risks associated with the uncertainty of future performance of our partner companies, acquisitions of interests in additional partner companies, additional financing requirements, the effect of economic conditions in the B2B e-commerce market and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

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